UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK SOLAR LAUNCHES CONSENT SOLICITATION IN RELATION TO

10% SENIOR NOTES DUE 2014

We, LDK Solar Co., Ltd., have announced the launch of a consent solicitation to obtain the consent of holders of at least a majority in aggregate principal amount of our outstanding 10% Senior Notes due 2014 to certain proposed amendments.

Our press release issued December 14, 2012 is attached hereto as Exhibit 99.4.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: December 14, 2012

Exhibit 99.4

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No securities may be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus. Such prospectus will contain detailed information about the company making the offer and its management and financial statements. No public offer of securities is to be made by the LDK Solar Co., Ltd. in the United States.

LDK SOLAR CO., LTD.

(Incorporated in the Cayman Islands with limited liability)

CONSENT SOLICITATION IN RELATION TO

10.00% SENIOR NOTES DUE 2014

XINYU CITY, China and SUNNYVALE, Calif., December 14, 2012 – LDK Solar Co., Ltd. (the “LDK Solar”) (NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic (PV) products, today announced a solicitation of consents (the “Consent Solicitation”) to proposed amendments (the “Proposed Amendments”) to the Indenture, dated as of February 28, 2011 (as supplemented or amended to the date hereof, the “Indenture”), by and between LDK Solar, the Subsidiary Guarantors (as defined therein), The Bank of New York Mellon, London Branch, as trustee and paying and transfer agent, and The Bank of New York Mellon (Luxembourg) S.A., as registrar, governing its 10.00% Senior Notes Due 2014 (ISIN No. XS0592597099, CUSIP No. 059259709) (the “2014 Notes”). The Consent Solicitation will be subject to the terms and conditions set forth in the consent solicitation statement (as the same may be amended or supplemented, the “Consent Solicitation Statement”) dated December 14, 2012. Unless otherwise defined herein, capitalized terms used in this announcement have the meanings set forth in the Indenture.

LDK Solar is seeking to amend the Indenture to give it more flexibility to pursue certain actions in its liquidity and capital restructuring plan and to enhance its ability to take necessary actions to improve liquidity and increase cash flow under current challenging market conditions.

The background and a summary of the Proposed Amendments are set out as follows:

•	amend the Limitation on Indebtedness and Preferred Stock covenant to:

•

add a further category of Permitted Indebtedness that will permit LDK Silicon & Chemical or its Subsidiary to issue up to US$200 million of a further series of redeemable convertible preferred shares (the “Series B Preferred Shares”) for the purpose of settling certain accounts payable owed to vendors or suppliers of LDK Solar’s PRC subsidiaries;

•

add a further category of Permitted Indebtedness that will allow Guarantees by any Restricted Subsidiary of amounts that remain owed by a Disposed Restricted Subsidiary (as such term would be defined by the Proposed Amendments) following the transfer of a majority or all of the Capital Stock of such Disposed Restricted Subsidiary to creditors or investors in exchange for the forgiveness or assumption of a portion or all of the outstanding indebtedness of such Disposed Restricted Subsidiary and/or the transferring Restricted Subsidiary;

•

add a further category of Permitted Indebtedness that will allow LDK Solar to incur up to an aggregate principal amount of US$350 million, with limits on the maximum aggregate amount that can be Incurred and outstanding for each business line and during each quarter, to fund the ramp-up of production of polysilicon, solar wafers, cells and modules and to fund EPC services and solar farm projects;

•

include the series A redeemable convertible preferred shares (the “Series A Preferred Shares”) issued by LDK Silicon & Chemical in June 2011 as Indebtedness that may be refinanced with permitted Refinancing Indebtedness;

•

amend the maximum principal amount that can be Incurred and outstanding at any time as Purchase Money Indebtedness and Capitalized Lease Obligations from 10% of Total Assets to a maximum aggregate principal amount of US$780 million. To date, LDK Solar has Incurred and has outstanding approximately US$660 million of Purchase Money Indebtedness and Capitalized Lease Obligations. The additional amounts would be used to finance the installation and construction of property, plant and equipment to improve efficiency at LDK Solar’s polysilicon, solar wafer, cell and module facilities; and

•

increase the maximum amount of permitted working capital Indebtedness to US$125 million from US$75 million to allow LDK Solar to continue to fund payments of outstanding payables, interest expenses, research and development expenses and miscellaneous operating expenses at LDK Solar’s production facilities;

•	amend the Limitation on Restricted Payments covenant to:

•

allow LDK Solar to pay any dividend or other distribution on the Series B Preferred Shares, provided that LDK Silicon & Chemical and all other Subsidiaries within the Polysilicon Group are Restricted Subsidiaries at the time of such distribution; and

•

clarify that the calculation of the aggregate amount of Restricted Payments will exclude any permitted dividends or distributions with respect to the Series B Preferred Shares in the same manner as dividends or distributions with respect to the Series A Preferred Shares currently outstanding;

•	amend the Limitation on Asset Sales covenant to:

•	remove the requirement that LDK Solar be able to Incur at least US$1.00 of additional Indebtedness under Section 3.8(a) of the Indenture when conducting an Asset Disposition;

•	amend the Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries covenant to:

•

allow for any restrictions imposed on the payment of dividends or other distributions on the Common Stock of LDK Silicon & Chemical or its Subsidiary by the terms of the Series B Preferred Shares in the same manner as the Series A Preferred Shares currently outstanding;

•	amend the Event of Default provision to:

•

limit the circumstances that would give rise to an Event of Default under Sections 6.1(a)(5), (a)(6) and (a)(8) of the Indenture to the case of a default, failure to satisfy judgment(s), or bankruptcy or insolvency proceedings by LDK Solar or any Significant Subsidiary (as such term would be defined by the Proposed Amendments);

•	the definition of Change of Control to:

•

remove the provision whereby if the Permitted Holders beneficially own, directly or indirectly, in the aggregate less than 35% of the Voting Stock of LDK Solar such circumstance will give rise to a Change of Control;

•	amend the definition of Permitted Investment to:

•

allow Investments equal to the Fair Market Value of the Capital Stock of any Disposed Restricted Subsidiary (as such term would be defined by the Proposed Amendments) held by any Former Holding Company (as such term would be defined by the Proposed Amendments) immediately following a sale or disposition of Capital Stock which results in such Disposed Restricted Subsidiary ceasing to be a Restricted Subsidiary;

•

allow Guarantees by a Restricted Subsidiary of Indebtedness of a Disposed Restricted Subsidiary in connection with transactions in which one of LDK Solar’s Restricted Subsidiaries agrees to transfer a majority or all of the Capital Stock of a Disposed Restricted Subsidiary in exchange for the forgiveness or assumption of a portion or all of its outstanding debt obligations and/or the outstanding debt obligations of such Disposed Restricted Subsidiary;

•	allow for the redemption of the Series A Preferred Shares of LDK Silicon & Chemical from the proceeds of permitted Refinancing Indebtedness; and

•	amend the definition of Polysilicon Subscription Agreement to:

•	account for the potential extension of the mandatory redemption date of the Series A Preferred Shares issued by LDK Silicon & Chemical beyond June 2013.

The record date for the Consent Solicitation is 5:00 p.m., London time, on December 14, 2012. The Consent Solicitation will expire at 5:00 p.m., London time, on December 21, 2012, unless extended or terminated by LDK Solar. LDK Solar is offering to the holders of record of the 2014 Notes as of the record date a consent fee of RMB10 for each RMB10,000 in principal amount of the 2014 Notes in respect of which such holder has validly delivered (and has not validly revoked) a consent pursuant to the terms and conditions of the Consent Solicitation Statement prior to its expiration. LDK Solar’s obligation to accept consents and pay the consent fee is conditioned on, among other things, there being validly delivered unrevoked consents from the holders of not less than a majority in aggregate principal amount of the outstanding 2014 Notes.

For a detailed statement of the terms and conditions of the Consent Solicitation and the Proposal, holders of the 2014 Notes should refer to the Consent Solicitation Statement and related documents. The Consent Solicitation Statement will be distributed to the holders of the 2014 Notes by D.F. King Worldwide, the Information and Tabulation Agent for the Consent Solicitation and has been filed by LDK Solar with the Securities and Exchange Commission of the United States on Form 6-K. LDK Solar has engaged Citigroup Global Markets Limited to act as the solicitation agent for the Consent Solicitation. Questions from holders of 2014 Notes regarding the Consent Solicitation or requests for additional copies of the Consent Solicitation Statement or other related documents should be directed to the Information and Tabulation Agent for the Consent Solicitation, at 48 Wall Street, 22nd Floor, New York, New York 10005, United States (+1 212 493 6996 or +1 800 290 6431 (toll free within the United States)) or at City Point, 11th Floor, 1 Ropemaker Street, London, EC27 9AW, United Kingdom (+44 20 7920 9700) or Citigroup Global Markets Asia Limited, the Solicitation Agent for the Consent Solicitation, at 50F Citibank Tower, Citibank Plaza, 3 Garden Road, Central, Hong Kong, attention: Hong Kong Debt Syndicate Desk (+852 2501 2552).

This announcement is not a solicitation of consent with respect to any 2014 Notes. The Consent Solicitation is being made solely by the Consent Solicitation Statement and related documents, dated December 14, 2012, which set forth a detailed statement of the terms and conditions of the Consent Solicitation. The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about, and to observe, any such restrictions.

ABOUT THE COMPANY

LDK Solar is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results due to many factors, including changes in the market and price for the 2014 Notes; changes in the business and financial condition of LDK Solar and its subsidiaries; changes in the debt markets in general; and the occurrence of events specified in the Consent Solicitation that would trigger a condition permitting termination or amendment of the Consent Solicitation. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.